Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

September 26, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dominic Minore, Senior Counsel

Re:	GSV Capital Corp.
Registration Statement on Form N-2
Filed July 19, 2011
Registration File No. 333-175655

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representative of the several Underwriters, hereby join in the request of GSV Capital Corp. (the “Company”)  for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 P.M. Eastern Time on September 26, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 13, 2011:

(i)	Dates of Distribution: September 13, 2011 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors: approximately 725
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 75

We, the undersigned, as representative of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. Acting on behalf of itself and the several underwriters
By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Thomas C. Mazzucco
	Name:	Thomas C. Mazzucco
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]